Hightimes Holding Corp.

10990 Wilshire Blvd., Penthouse

Los Angeles, CA 90024

July 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: Anne Nguyen Parker, Assistant Director

Office of Transportation and Leisure

Re:	Hightimes Holding Corp.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1 filed June 12, 2018
Post-Qualification Amendment No. 2 filed June 15, 2018
Post-Qualification Amendment No. 3 filed June 26, 2018 Post-Qualification Amendment No. 4 filed July 9, 2018
File No. 024-10794

Dear Ms. Parker:

Reference is hereby made to the qualification request letter, dated July 19, 2018 (the “Qualification Request Letter”), seeking requalification of the above-referenced Offering Statement on Form 1-A POS, which was sent to the Securities and Exchange Commission (the “Commission”) on behalf of Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes”). On behalf of the Company, I hereby request withdrawal of the Qualification Request Letter.

Very truly yours,

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Adam E. Levin, Chief Executive Officer

Cc:	NMS Capital Advisors, LLC
CKR Law, LLP
Law Offices of Michelle Geller, Esq.